Dreyfus California Municipal Income, Inc.

ANNUAL REPORT September 30, 2004



Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus California Municipal Income, Inc. covers the 12-month period from October 1, 2003, through September 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Joseph Darcy.

The U.S. economy has alternated between signs of strength and weakness, causing heightened volatility in the municipal bond market. Although the Federal Reserve Board (the "Fed") raised short-term interest rates three times toward the end of the reporting period, bond prices generally have held up better than many analysts expected, as investors apparently have revised their economic expectations in response to the insurgency in Iraq, higher energy prices and some disappointing labor statistics.

The Fed's move to a less accommodative monetary policy may be signaling the beginning of a new phase in the economic cycle. At times such as these, when market conditions are in a period of transition, we believe it is especially important for investors to stay in close touch with their financial advisors. Your financial advisor can help you rebalance your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
October 15, 2004



DISCUSSION OF FUND PERFORMANCE

Joseph Darcy, Senior Portfolio Manager

How did Dreyfus California Municipal Income, Inc. perform relative to its benchmark?

For the 12-month period ended September 30, 2004, the fund achieved a total return of 6.13%.[1] During the same period, the fund provided income dividends of $0.4240 per share, which is equal to a distribution rate of 4.83%.[2]

Although returns from municipal bonds generally were modestly positive for the reporting period overall, the market was characterized by heightened market volatility as investors' expectations of economic growth and inflation changed. In addition, bonds from California issuers generally benefited from the state's improved fiscal and political climates.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal and California personal income taxes to the extent consistent with the preservation of capital. During periods of normal market conditions, the fund invests 100% of the value of its net assets in California municipal obligations. The fund invests in municipal obligations which, at the time of purchase, are rated investment-grade or the unrated equivalent as determined by Dreyfus in the case of bonds, and rated in the two highest rating categories or the unrated equivalent as determined by Dreyfus in the case of short-term obligations having, or deemed to have, maturities of less than one year.

We have constructed a portfolio by looking for income opportunities through analysis of each bond's structure, including paying close attention to a bond's yield, maturity and early redemption features.

Over time, many of the fund's relatively higher-yielding bonds mature or are redeemed by their issuers, and we generally attempt to replace those bonds with investments consistent with the fund's investment policies, albeit with yields that reflect the then-current interest-rate

environment. When we believe that an opportunity presents itself, we seek to upgrade the portfolio's investments with bonds that, in our opinion, have better structural or income characteristics than existing holdings. When such opportunities arise, we usually will look to sell bonds that are close to redemption or maturity.

What other factors influenced the fund's performance?

When the reporting period began, California was in the midst of political turmoil that culminated in the recall of the state's governor and the election of his replacement. At the same time, the municipal bond market was recovering from the previous summer's sharp declines, which occurred when evidence of stronger economic growth sparked renewed inflation concerns among investors. As California's political controversies subsided and investors' inflation fears moderated, municipal bonds gradually rallied through the first quarter of 2004.

In April 2004, however, reports of unexpected strength in the U.S. labor market and higher energy prices rekindled investors' inflation fears. As investors in April and May revised forward their expectations of the timing of higher interest rates, municipal bond prices declined sharply. The Federal Reserve Board fulfilled investors' revised expectations in late June, when it implemented its first increase in short-term interest rates in more than four years. Additional rate hikes followed in August and September, and the reporting period ended with an overnight federal funds rate of 1.75%. However, the U.S. economy appeared to hit a "soft patch" during the summer, and inflationary pressures seemed to be moderating. As a result, municipal bond prices generally rallied, offsetting much of their earlier declines.

As the economy improved, so did the fiscal condition of many municipal bond issuers, including California. In March, voters approved a deficit-reduction package that helped relieve the state's near-term fiscal pressures. In addition, the recovering economy helped produce higher tax revenues than originally projected, and the major bond rating agencies recently upgraded the state's credit rating, helping to support California municipal bond prices.

In this environment, there was little trading activity in the fund because it did not make sense to us to replace the fund's relatively seasoned bonds, most of which offered higher yields than were available during the reporting period. While, the fund's core holdings continued to generate attractive levels of tax-exempt income, we were unable to reinvest the proceeds from maturing bonds and early redemptions in securities with comparable yields. Accordingly, the fund reduced its dividend in February 2004 to reflect more accurately its actual income returns.

What is the fund's current strategy?

On September 21, 2004, the Board of Directors of the fund and the Board of Directors of Dreyfus Premier California Tax Exempt Bond Fund, Inc. ("Acquiring Fund") — an open-end investment company — approved a proposal to merge the fund with the Acquiring Fund, subject to the fund's shareholder approval. The proposal provides that the fund exchange all of its assets at net asset value, subject to liabilities, for shares of the Acquiring Fund. Those shares then would be distributed pro rata to stockholders of the fund so that each stockholder receives shares in Dreyfus Premier California Tax Exempt Bond Fund, Inc. equal to the aggregate net asset value of the stockholder's fund shares. A proxy statement describing the proposal will be sent to the fund's stockholders, and the proposal voted on at a special meeting of stockholders to be held in December.

October 15, 2004

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[1] *Total return includes reinvestment of dividends and any capital gains paid, based upon net asset value per share. Past performance is no guarantee of future results. Market price per share, net asset value per share and investment returns fluctuate. Income may be subject to state and local taxes for non-California residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *Distribution rate per share is based upon dividends per share paid from net investment income during the period, divided by the market price per share at the end of the period adjusted for any capital gain distributions.*

SELECTED INFORMATION

September 30, 2004 (Unaudited)

Market Price per share September 30, 2004	$8.78
Shares Outstanding September 30, 2004	4,572,972
American Stock Exchange Ticker Symbol	DCG

MARKET PRICE (AMERICAN STOCK EXCHANGE)

	Fiscal Year Ended September 30, 2004			
	Quarter Ended December 31, 2003	Quarter Ended March 31, 2004	Quarter Ended June 30, 2004	Quarter Ended September 30, 2004
High	$8.25	$8.36	$8.24	$8.82
Low	7.93	8.05	7.42	7.63
Close	8.00	8.25	7.50	8.78

PERCENTAGE GAIN (LOSS) based on change in Market Price*

October 21, 1988 (commencement of operations) through September 30, 2004	130.55%
October 1, 1994 through September 30, 2004	94.67
October 1, 1999 through September 30, 2004	20.75
October 1, 2003 through September 30, 2004	12.06
January 1, 2004 through September 30, 2004	14.04
April 1, 2004 through September 30, 2004	9.18
July 1, 2004 through September 30, 2004	18.53

NET ASSET VALUE PER SHARE

October 21, 1988 (commencement of operations)	$9.22
September 30, 2003	8.91
December 31, 2003	8.94
March 31, 2004	8.98
June 30, 2004	8.74
September 30, 2004	8.97

PERCENTAGE GAIN based on change in Net Asset Value*

October 21, 1988 (commencement of operations) through September 30, 2004	155.48%
October 1, 1994 through September 30, 2004	79.97
October 1, 1999 through September 30, 2004	32.23
October 1, 2003 through September 30, 2004	6.13
January 1, 2004 through September 30, 2004	4.25
April 1, 2004 through September 30, 2004	2.48
July 1, 2004 through September 30, 2004	3.92

* *With dividends reinvested.*

STATEMENT OF INVESTMENTS

September 30, 2004

Long-Term Municipal Investments–94.6%	Principal Amount ($)	Value ($)
California–81.8%		
ABAG Financial Authority For Nonprofit Corps.:		
MFHR (Central Park Apartments) 5.60%, 7/1/2038	815,000	832,783
Revenue (Sansum-Santa Barbara) 5.50%, 4/1/2021	2,000,000	2,133,360
California:		
Economic Recovery 5%, 7/1/2016	500,000	535,875
GO:		
9.003%, 12/1/2018 (Insured; FSA)	375,000 [a,b]	391,455
5.50%, 4/1/2028	1,000,000	1,067,460
California Health Facilities Financing Authority, Revenue:		
Health Facilities Financing (Cedars-Sinai Medical Center) 6.125%, 12/1/2030	1,000,000	1,071,800
(Sutter Health) 6.25%, 8/15/2035	750,000	836,303
California Pollution Control Finance Authority:		
PCR 9.843%, 6/1/2014	1,000,000 [a,b]	1,363,930
SWDR:		
(Browning Ferris Industries):		
5.80%, 12/1/2016	2,000,000	1,897,780
6.75%, 9/1/2019	600,000	597,168
(Keller Canyon Landfill Co. Project)		
6.875%, 11/1/2027	1,000,000	1,008,850
California Statewide Communities Development Authority, COP (Catholic Healthcare) 6.50%, 7/1/2020	500,000	552,815
Capistrano Unified School District, Special Tax (Community Facilities District Number 98-2-Ladera) 5.75%, 9/1/2029	1,000,000	1,019,070
Central California Joint Powers Health Financing Authority, COP (Community Hospitals of Central California) 6%, 2/1/2030	1,000,000	1,028,850
Contra Costa Water District, Water Revenue 5%, 10/1/2019 (Insured; FSA)	1,000,000	1,075,370
Escondido Improvement Bond, Act of 1915 (Reassessment District Number 98) 5.70%, 9/2/2026	420,000	429,983
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue 5.75%, 1/15/2040	500,000	503,945
Kaweah Delta Health Care District, Revenue 6%, 8/1/2034	500,000	533,590
Long Beach Special Tax Community Facilities District Number 5 (Towne Center) 6.875%, 10/1/2025	500,000	522,975

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
Pomona, COP, General Fund Lease Financing 5.50%, 6/1/2028 (Insured; AMBAC)	1,000,000	1,095,180
Rancho Mirage Joint Powers Financing Authority, Revenue (Eisenhower Medical Center) 5.625%, 7/1/2029	430,000	444,633
Redwood Empire Financing Authority, COP 6.40%, 12/1/2023	2,750,000	2,811,215
Sacramento City Financing Authority, Revenue 9.102%, 12/1/2014 (Insured; AMBAC)	570,000 [a,b]	717,465
Sacramento County, Community Facilities District Number 1, Special Tax 5.70%, 12/1/2020	740,000	757,027
Sacramento County Housing Authority, MFHR (Cottage Estate Apartments) 6%, 2/1/2033	1,000,000	1,052,510
San Diego County, COP: 5.70%, 2/1/2028	1,000,000	916,120
(Burnham Institute) 6.25%, 9/1/2029	1,000,000	1,035,830
San Jose Redevelopment Agency, Tax Allocation (Merged Area Redevelopment Project) 5.25%, 8/1/2029	1,000,000	1,019,540
South Placer Authority, Wastewater Revenue 5.25%, 11/1/2027 (Insured; FGIC) (Prerefunded 11/1/2010)	1,000,000 [c]	1,142,710
Southeast Resource Recovery Facility Authority, 5.25%, 12/1/2018 (Insured; AMBAC)	500,000	551,390
Torrance Redevelopment Agency, Tax Allocation Revenue 5.625%, 9/1/2028	500,000	503,220
Turlock Health Facility, COP (Emanuel Medical Center) 5.75%, 10/15/2023	2,500,000	2,513,125
Valley Health System, HR (Improvement Project) 6.50%, 5/15/2025	500,000	460,630
West Basin Municipal Water District, Revenue, COP: 5.25%, 8/1/2015 (Insured; MBIA)	500,000	556,540
5.25%, 8/1/2016 (Insured; MBIA)	500,000	554,950
U.S. Related—12.8%		
Commonwealth of Puerto Rico Highway and Transportation Authority, Transportation Revenue 8.158%, 7/1/2038 (Insured; MBIA)	1,000,000 [a,b]	1,037,360

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
U.S. Related (continued)		
Commonwealth of Puerto Rico Infrastructure Financing Authority, Special Tax Revenue 8.005%, 7/1/2015	1,000,000 a,b	1,160,900
Guam Power Authority, Revenue 6.75%, 10/1/2024 (Prerefunded 10/1/2004)	1,000,000 c	1,020,140
Virgin Islands Public Finance Authority, Revenue, Subordinated Lien Fund Loan Notes 6%, 10/1/2022	2,000,000	2,053,100
Total Long-Term Municipal Investments (cost $37,036,176)		**38,806,947**
Short-Term Municipal Investments—3.7%		
California;		
California Statewide Communities Development Authority VRDN (University Retirement) 1.69% (Insured; AGIC)	1,100,000 d	1,100,000
Metropolitan Water District, Southern California Waterworks, Revenue, VRDN 1.73%	400,000 d	400,000
Total Short-Term Municipal Investments (cost $1,500,000)		**1,500,000**
Total Investments (cost $38,536,176)	**98.3%**	**40,306,947**
Cash and Receivables (Net)	**1.7%**	**701,240**
Net Assets	**100.0%**	**41,008,187**

Summary of Abbreviations

AGIC	Asset Guaranty Insurance Company	**GO**	General Obligation
AMBAC	American Municipal Bond Assurance Corporation	**HR**	Hospital Revenue
		MBIA	Municipal Bond Investors Assurance Insurance Corporation
COP	Certificate of Participation	**MFHR**	Multi-Family Housing Revenue
FGIC	Financial Guaranty Insurance Company	**PCR**	Pollution Control Revenue
		SWDR	Solid Waste Disposal Revenue
FSA	Financial Security Assurance	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	29.1
AA		Aa		AA	3.4
A		A		A	17.6
BBB		Baa		BBB	21.0
BB		Ba		BB	9.8
B		B		B	2.3
F1		MIG1/P1		SP1/A1	3.7
Not Rated e		Not Rated e		Not Rated e	13.1
					100.0

† Based on total investments.

a Inverse floater security—the interest rate is subject to change periodically.

b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Directors. At September 30, 2004, these securities amounted $4,671,110 or 11.4% of net assets.

c Bonds which are prefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

d Securities payable on demand. Variable interest rate—subject to periodic change.

e Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	38,536,176	40,306,947
Cash		40,450
Interest receivable		732,206
Prepaid expenses		1,844
		41,081,447
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		27,708
Accrued expenses		45,552
		73,260
Net Assets ($)		**41,008,187**
Composition of Net Assets ($):		
Common Stock, par value, $.001 per share (4,572,972 shares issued and oustanding)		4,573
Paid-in capital		42,035,985
Accumulated undistributed investment income–net		80,018
Accumulated net realized gain (loss) on investments		(2,883,160)
Accumulated net unrealized appreciation (depreciation) on investments		1,770,771
Net Assets ($)		**41,008,187**
Shares Outstanding		
(110 million shares authorized)		4,572,972
Net Asset Value per share ($)		**8.97**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended September 30, 2004

Investment Income ($):	
Interest Income	**2,300,904**
Expenses:	
Management fee–Note 3(a)	284,089
Auditing fees	33,265
Shareholder servicing costs–Note 3(b)	21,716
Legal fees	19,814
Shareholders' reports	12,086
Registration fees	3,574
Custodian fees–Note 3(b)	3,404
Directors' fees and expenses–Note 3(c)	3,164
Miscellaneous	12,464
Total Expenses	**393,576**
Investment Income–Net	**1,907,328**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	63,252
Net unrealized appreciation (depreciation) on investments	236,867
Net Realized and Unrealized Gain (Loss) on Investments	**300,119**
Net Increase in Net Assets Resulting from Operations	**2,207,447**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended September 30,	
	2004	2003
Operations ($):		
Investment income−net	1,907,328	1,949,317
Net realized gain (loss) on investments	63,252	(1,415,857)
Net unrealized appreciation (depreciation) on investments	236,867	770,436
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,207,447**	**1,303,896**
Dividends to Shareholders from ($):		
Investment income−net	(1,938,940)	(2,085,275)
Net realized gain on investments	(20,578)	−
Total Dividends	**(1,959,518)**	**(2,085,275)**
Total Increase (Decrease) in Net Assets	**247,929**	**(781,379)**
Net Assets ($):		
Beginning of Period	40,760,258	41,541,637
End of Period	**41,008,187**	**40,760,258**
Undistributed investment income−net	80,018	114,219

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements and market price data for the fund's shares.

	Year Ended September 30,				
	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	8.91	9.08	9.20	8.88	8.98
Investment Operations:					
Investment income−net	.42[b]	.43[b]	.48[b]	.49	.48
Net realized and unrealized gain (loss) on investments	.06	(.14)	(.14)	.30	(.06)
Total from Investment Operations	.48	.29	.34	.79	.42
Distributions:					
Dividends from investment income−net	(.42)	(.46)	(.46)	(.47)	(.52)
Dividends from net realized gain on investments	(.00)[c]	−	−	−	−
Total Distributions	(.42)	(.46)	(.46)	(.47)	(.52)
Net asset value, end of period	8.97	8.91	9.08	9.20	8.88
Market value, end of period	8.78	8.26	8.31	8.30	8 1/4
Total Return (%)[d]	12.06	5.09	5.64	6.31	(8.70)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.97	1.00	.98	.95	1.07
Ratio of net investment income to average net assets	4.70	4.79	5.35	5.36	5.54
Portfolio Turnover Rate	11.69	17.50	10.23	4.26	20.44
Net Assets, end of period ($ x 1,000)	41,008	40,760	41,542	42,069	40,617

[a] As required, effective October 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended September 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 5.34% to 5.35%. Per share data and ratios/supplemental data for periods prior to October 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Amount represents less than $.01 per share.

[d] Calculated based on market value.

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus California Municipal Income, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified closed-end management investment company. The fund's investment objective is to maximize current income exempt from federal and California personal income taxes to the extent consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). The fund's shares trade on the American Stock Exchange under the ticker symbol DCG.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in municipal debt securities are valued on the last business day of each week and month by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality,

coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on the last business day of each week and month.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

For shareholders who elect to receive their distributions in additional shares of the fund, in lieu of cash, such distributions will be reinvested at the lower of the market price or net asset value per share (but not less than 95% of the market price) as defined in the dividend reinvestment plan.

On September 29, 2004, the Board of Directors declared a cash dividend of $.034 per share from investment income-net, payable on October 27, 2004 to shareholders of record as of the close of business on October 13, 2004.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At September 30, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $84,115, accumulated capital losses $2,883,160 and unrealized appreciation $1,780,954.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to September 30, 2004. If not applied, $1,222,300 of the carryover expires in fiscal 2005, $308,256 expires in fiscal 2009 and $1,352,604 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended September 30, 2004 and September 30, 2003, were as follows: tax exempt income $1,938,940 and $2,085,275,and ordinary income $20,578 and $0, respectively.

During the period ended September 30, 2004, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments and expired capital loss carryover, the fund decreased accumulated undistributed investment income-net by $2,589, increased net realized gain (loss) on investments by $274,629 and decreased paid-in capital by $272,040. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary

or emergency purposes. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended September 30, 2004, the fund did not borrow under the line of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .70 of 1% of the value of the fund's average weekly net assets and is payable monthly. The Agreement provides that if in any full year the aggregate expenses of the fund, exclusive of taxes, interest on borrowings, brokerage fees and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the fund, the fund may deduct from payments to be made to the Manager, or the Manager will bear, the amount of such excess to the extent required by state law. During the period ended September 30, 2004, there was no expense reimbursement pursuant to the Agreement.

(b) The fund compensates Mellon Bank, N.A. ("Mellon"), an affiliate of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended September 30, 2004, the fund was charged $20,603 pursuant to the transfer agency agreement.

The fund compensates Mellon under a custody agreement for providing custodial services for the fund. During the period ended September 30, 2004, the fund was charged $3,404 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $23,464, custodian fees $582 and transfer agency per account fees $3,662.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended September 30, 2004, amounted to $6,101,504 and $4,510,817, respectively.

At September 30, 2004, the cost of investments for federal income tax purposes was $38,525,993; accordingly, accumulated net unrealized appreciation on investments was $1,780,954, consisting of $2,010,002 gross unrealized appreciation and $229,048 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

NOTE 6—Subsequent Event:

On September 21, 2004, the Board of Directors of the fund approved a proposal to merge the fund into Dreyfus Premier California Tax Exempt Bond Fund, Inc., an open-end investment company ("merger proposal"). On September 27, 2004, the Board of Directors of Dreyfus Premier California Tax Exempt Bond Fund, Inc., approved the merger proposal. The merger proposal must be approved by the stockholders of the fund.

The proposal provides that the fund exchange all of its assets, subject to liabilities, for shares of Dreyfus Premier California Tax Exempt Bond Fund, Inc. Those shares then would be distributed pro rata to stockholders of the fund so that each stockholder receives a number of Dreyfus Premier California Tax Exempt Bond Fund, Inc. shares equal to the aggregate net asset value of the stockholder's fund shares. The fund then would be delisted from the American Stock Exchange and subsequently dissolve. A prospectus/proxy statement describing the proposal will be sent to the fund stockholders, and the proposal voted on at a special meeting of stockholders. The affirmative vote of the holders of the majority of the outstanding stock of the fund is required to approve the proposed merger.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus California Municipal Income, Inc.

We have audited the accompanying statement of assets and liabilities of Dreyfus California Municipal Income, Inc., including the statement of investments, as of September 30, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of September 30, 2004, and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus California Municipal Income, Inc. at September 30, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
November 9, 2004

Dividend Reinvestment Plan

Under the fund's Dividend Reinvestment Plan (the "Plan"), a holder of Common Stock ("Common Shareholder") who has fund shares registered in his name will have all dividends and distributions reinvested automatically by Mellon, as Plan agent (the "Agent"), in additional shares of the fund at the lower of prevailing market price or net asset value (but not less than 95% of market value at the time of valuation) unless such shareholder elects to receive cash as provided below. If market price is equal to or exceeds net asset value, shares will be issued at net asset value. If net asset value exceeds market price or if a cash dividend only is declared, the Agent, as agent for the Plan participants, will buy fund shares in the open market. A Plan participant is not relieved of any income tax that may be payable on such dividends or distributions.

A Common Shareholder who owns fund shares registered in nominee name through his broker/dealer (i.e., in "street name") may not participate in the Plan, but may elect to have cash dividends and distributions reinvested by his broker/dealer in additional shares of the fund if such service is provided by the broker/dealer; otherwise such dividends and distributions will be treated like any other cash dividend or distribution.

A Common Shareholder who has fund shares registered in his name may elect to withdraw from the Plan at any time for a $5.00 fee and thereby elect to receive cash in lieu of shares of the fund. Changes in elections must be in writing, sent to Mellon, c/o ChaseMellon Shareholder Services, Shareholder Investment Plan, P.O. Box 3338, South Hackensack, New Jersey 07606, should include the shareholder's name and address as they appear on the Agent's records and will be effective only if received more than ten business days prior to the record date for any distribution.

The Agent maintains all shareholder accounts in the Plan and furnishes written confirmations of all transactions in the account. Shares in the account of each Plan participant will be held by the Agent in non-certificated form in the name of the participant, and each such participant's proxy will include those shares purchased pursuant to the Plan.

The fund pays the Agent's fee for reinvestment of dividends and distributions. Plan participants pay a pro rata share of brokerage commissions incurred with respect to the Agent's open market purchases in connection with the reinvestment of dividends or distributions.

The fund reserves the right to amend or terminate the Plan as applied to any dividend or distribution paid subsequent to notice of the change sent to Plan participants at least 90 days before the record date for such dividend or distribution. The Plan also may be amended or terminated by the Agent on at least 90 days' written notice to Plan participants.

Managed Dividend Policy

The fund's dividend policy is to distribute substantially all of its net investment income to its shareholders on a monthly basis. In order to provide shareholders with a more consistent yield to the current trading price of shares of Common Stock of the fund, the fund may at times pay out less than the entire amount of net investment income earned in any particular month and may at times in any month pay out such accumulated but undistributed income in addition to net investment income earned in that month. As a result, the dividends paid by the fund for any particular month may be more or less than the amount of net investment income earned by the fund during such month. The fund's current accumulated but undistributed net investment income, if any, is disclosed in the Statement of Assets and Liabilities, which comprises part of the Financial Information included in this report.

Supplemental Information

For the period ended September 30, 2004, there were: (i) no material changes in the fund's investment objectives or fundamental investment policies, (ii) no changes in the fund's charter or by-laws that would delay or prevent a change of control of the fund, (iii) no material changes in the principal risk factors associated with investment in the fund, and (iv) no change in the person primarily responsible for the day-to-day management of the fund's portfolio.

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended September 30, 2004 as "exempt-interest dividends" (not generally subject to regular federal income tax and, for individuals who are California residents, California personal income taxes).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 2004 calendar year on Form 1099-DIV which will be mailed by January 31, 2005.

PROXY RESULTS (Uaudited)

Shareholders voted on the following proposal presented at the annual stockholders' meeting held on May 21, 2004 as follows:

	Shares	
	For	Authority Withheld
To elect two Class II Directors:†		
Whitney I. Gerard	4,291,520	89,763
Arthur A. Hartman	4,291,853	89,430

† *The terms of these Class II Directors expire in 2007.*

BOARD MEMBERS INFORMATION

Joseph S. DiMartino (61)
Chairman of the Board (1995)
Current term expires in 2005

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

Clifford L. Alexander, Jr. (71)
Board Member (2003)
Current term expires in 2006

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

Lucy Wilson Benson (77)
Board Member (1988)
Current term expires in 2006

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Vice Chairperson Emeritus
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 39

David W. Burke (68)
Board Member (1994)
Current term expires in 2006

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 83

———————————

Whitney I. Gerard (69)
Board Member (1988)
Current term expires in 2007

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 37

———————————

Arthur A. Hartman (78)
Board Member (1989)
Current term expires in 2007

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

Other Board Memberships and Affiliations:
• APCO Associates Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 37

———————————

George L. Perry (70)
Board Member (1989)
Current term expires in 2005

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 37

———————————

The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

A. PAUL DISDIER, Executive Vice President since March 2000.

Executive Vice President of the Fund, Director of Dreyfus Municipal Securities, and an officer of 3 other investment companies (comprised of 3 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since February 1988.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 95 investment companies (comprised of 199 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

ROBERT R. MULLERY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 58 portfolios) managed by the Manager. He is 52 years old and has been an employee of the Manager since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JEFF PRUSNOFSKY, Assistant Secretary since January 2003.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 87 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

GREGORY S. GRUBER, Assistant Treasurer since March 2000.

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 30 investment companies (comprised of 59 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since August 1981.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (98 investment companies, comprising 206 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. Mr. Connolly has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001. Mr. Connolly is 47 years old.

OFFICERS AND DIRECTORS
Dreyfus California Municipal Income, Inc.

200 Park Avenue
New York, NY 10166

Directors

Joseph S. DiMartino, Chairman
Clifford L. Alexander Jr.
Lucy Wilson Benson
David W. Burke
Whitney I. Gerard
Arthur A. Hartman
George L. Perry

Officers

President
Stephen E. Canter

Vice President
Mark N. Jacobs

Executive Vice Presidents
Stephen R. Byers
A. Paul Disdier

Secretary
Michael A. Rosenberg

Assistant Secretaries
Robert R. Mullery
Steven F. Newman
Jeff Prusnofsky

Treasurer
James Windels

Assistant Treasurers
Gregory S. Gruber
Kenneth J. Sandgren

Chief Compliance Officer
Joseph W. Connolly

Portfolio Managers

Joseph P. Darcy
A. Paul Disdier
Douglas J. Gaylor
Joseph A. Irace
Colleen A. Meehan
W. Michael Petty
Scott Sprauer
Bill Vasiliou
James Welch
Monica S. Wieboldt

Investment Adviser

The Dreyfus Corporation

Custodian

Mellon Bank, N.A.

Counsel

Stroock & Stroock & Lavan LLP

Transfer Agent, Dividend Disbursing Agent and Registrar

Mellon Bank, N.A.

Stock Exchange Listing

AMEX Symbol: DCG

Initial SEC Effective Date

10/21/88

The Net Asset Value appears in the following publications: Barron's, Closed-End Bond Funds section under the heading "Municipal Bond Funds" every Monday; Wall Street Journal, Mutual Funds section under the heading "Closed-End Bond Funds" every Monday; New York Times, Business section under the heading "Closed-End Bond Funds—National Municipal Bond Funds" every Sunday.

Notice is hereby given in accordance with Section 23(c) of the Investment Company Act of 1940, as amended, that the fund may purchase shares of its common stock in the open market when it can do so at prices below the then current net asset value per share.

For More Information

**Dreyfus California
Municipal Income, Inc.**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent
and Registrar**

Mellon Bank, N.A.
85 Challenger Road
Ridgefield Park, NJ 07660

Beginning with the fund's fiscal quarter ending December 31, 2004, the fund will file its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q will be available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.



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